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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Executive Jets delivers first Phenom 100E in China

São José dos Campos, Brazil, December 14, 2015 – Embraer Executive Jets announced today the delivery of the first Phenom 100E in China. The aircraft will be operated by Wanfeng Aviation Co., Ltd, a subsidiary of Wanfeng Auto Holding Group.

Based in Zhejiang province, Wanfeng Auto Holding Group is a large private joint-stock enterprise with businesses in automotive parts, machinery, financial investments, as well as alternative energy and materials.

“We are glad that Wanfeng chose Embraer’s Phenom 100E, and it’s an honor for us to support Wanfeng’s growth in China,” said Marco Tulio Pellegrini, President & CEO, Embraer Executive Jets. “Embraer’s entry-level Phenom 100E executive jet has won the hearts of owner-pilots, operators, fractional companies and airliners’ flight training academies worldwide due to its reliability, efficiency and advanced technology. The Phenom 100E will create more value for Wanfeng and bring delightful air travel experiences to its passengers.”

Guan Dongyuan, Senior Vice President of Embraer and President of Embraer China, said: “It is an important milestone to have Wanfeng as the launch customer of Phenom 100E in China. It reflects Wanfeng’s trust not only in Embraer Executive Jet products, but also in our Customer Support and Services. The Phenom 100E will help Wanfeng optimize its fleet structure and bring Wanfeng more business opportunities in the future.”

“It’s a great honor to receive the first Phenom 100E in China,” said Chen Bin, President of Wanfeng. “After comprehensive studies of executive jets in the same class, we chose the Phenom 100E, as it ideally meets our demands with its appealing features such as plenty of space, fast speed, and low fuel consumption.”

As of today, over 320 Phenom 100s are in operation in 26 countries.

About Wanfeng Auto Holding Group

Wanfeng Auto Holding Group is a large joint-stock international enterprise. Since its establishment in 1994, it has expanded its businesses to auto parts, machinery, financial investment, alternative energy and new materials, and general aviation.

So far, Wanfeng has distinguished itself in several fields: automobile aluminum wheels production, magnesium alloy production, new material coating, new energy development and automation equipment manufacturing.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About the Phenom 100E

The Phenom 100E has a four-occupant range of 1,178 nautical miles (2,182 km), with NBAA IFR reserves. With a high-speed cruise of 390 knots, the Phenom 100E is one of the fastest jets in its class, with operating costs comparable to that of leading turbo-prop aircraft. The Phenom 100E also features multi-function spoilers, and the aircraft is capable of flying at 41,000 feet (12,500 m), powered by two Pratt & Whitney Canada PW617F-E engines with 1,695 pounds of thrust each.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, the broadest in the market, consists of the entry-level Phenom 100E and the Phenom 300 light jet, the Legacy 500 midsize and Legacy 450 mid-light, the super-midsize Legacy 600 and large Legacy 650, and the ultra-large Lineage 1000E. Completing 10 years in the market, Embraer Executive Jets’ global fleet exceeds 930 aircraft, which are in operation in more than 60 countries and are supported by the Company’s global Customer Support and Services network of about 75 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil. For more information, please visit www.embraerexecutivejets.com.

Follow us on Twitter: @Embraer

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer